Filed with the Securities and Exchange Commission on July 27, 2022
Securities Act of 1933 File No. 333-264194
Investment Company Act of 1940 File No. 811-23789

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-1A

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 ☒

Pre-Effective Amendment No.

Post-Effective Amendment No. 1
and/or

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940 ☒

Amendment No. 2
(Check appropriate box or boxes.)

TOUCHSTONE ETF TRUST
(Exact name of Registrant as Specified in Charter)

303 Broadway, Suite 1100, Cincinnati, Ohio 45202
(Address of Principal Executive Offices)  (Zip Code)

Registrant’s Telephone Number, including Area Code (800) 638-8194

E. Blake Moore, Jr., 303 Broadway, Cincinnati, Ohio 45202
(Name and Address of Agent for Service)

Copies to:
Richard F. Kerr, Esq.
K&L Gates LLP
One Lincoln Street
Boston, Massachusetts 02111-2950

Andrew J. DeLorme, Esq.
K&L Gates LLP
One Lincoln Street
Boston, Massachusetts 02111-2950

Clair E. Pagnano, Esq.
K&L Gates LLP
One Lincoln Street
Boston, Massachusetts 02111-2950

It is proposed that this filing will become effective immediately upon filing pursuant to Rule 462(d) under the Securities Act of 1933, as amended.

Explanatory Note

Pre-Effective Amendment No. 1 to the Registration Statement on Form N-1A (File No. 333-264194) (the “Registration Statement”) of Touchstone ETF Trust (the “Registrant”) was filed on July 11, 2022, under the Securities Act of 1933, as amended (the “1933 Act”). This Post-Effective Amendment No. 1 to the Registration Statement is being filed pursuant to Rule 462(d) under the 1933 Act solely for the purpose of filing updated exhibits 99.(h)(1) and 99.(p)(1) to the Registration Statement and making other related changes to Part C. Accordingly, this Post-Effective Amendment No. 1 consists only of a facing page, this explanatory note and Part C of the Registration Statement setting forth the exhibits to the Registration Statement. This Post-Effective Amendment No. 1 relates to all series of the Registrant. This Post-Effective Amendment No. 1 does not modify any other part of the Registration Statement other than Part C thereof. Pursuant to Rule 462(d) under the 1933 Act, this Post-Effective Amendment No. 1 shall become effective immediately upon filing with the Securities and Exchange Commission. The definitive Prospectus (Part A) and the definitive Statement of Additional Information (Part B) filed on July 19, 2022 pursuant to Rule 497 are hereby incorporated by reference.

PART C. OTHER INFORMATION

ITEM 28.  EXHIBITS:

(a)
Agreement and Declaration of Trust dated February 1, 2022 is herein incorporated by reference to Exhibit (a) of the Registrant’s initial Registration Statement on Form N-1A (File No. 333-264194), filed with the SEC on April 8, 2022.

(b)
By-Laws of the Trust dated February 1, 2022 are herein incorporated by reference to Exhibit (b) of Pre-Effective Amendment No. 1 to the Registrant's Registration Statement on Form N-1A (File No. 333-264194), filed with the SEC on July 11, 2022.

(c)
Instruments defining rights of security holders with respect to the Registrant are contained in the Declaration of Trust and By-Laws, which are incorporated by reference to Exhibits (a) and (b) of Item 28 of Part C herewith.

(d)(1)
Investment Advisory Agreement between the Registrant and Touchstone Advisors, Inc. is herein incorporated by reference to Exhibit (d)(1) of Pre-Effective Amendment No. 1 to the Registrant's Registration Statement on Form N-1A (File No. 333-264194), filed with the SEC on July 11, 2022.

(d)(2)
Sub-Advisory Agreement between Touchstone Advisors, Inc. and Fort Washington Investment Advisors, Inc. with respect to the Touchstone US Large Cap Focused ETF is herein incorporated by reference to Exhibit (d)(2) of Pre-Effective Amendment No. 1 to the Registrant's Registration Statement on Form N-1A (File No. 333-264194), filed with the SEC on July 11, 2022.

(d)(3)
Sub-Advisory Agreement between Touchstone Advisors, Inc. and Fort Washington Investment Advisors, Inc. with respect to the Touchstone Strategic Income Opportunities ETF is herein incorporated by reference to Exhibit (d)(3) of Pre-Effective Amendment No. 1 to the Registrant's Registration Statement on Form N-1A (File No. 333-264194), filed with the SEC on July 11, 2022.

(d)(4)
Sub-Advisory Agreement between Touchstone Advisors, Inc. and Fort Washington Investment Advisors, Inc. with respect to the Touchstone Dividend Select ETF is herein incorporated by reference to Exhibit (d)(4) of Pre-Effective Amendment No. 1 to the Registrant's Registration Statement on Form N-1A (File No. 333-264194), filed with the SEC on July 11, 2022.

(d)(5)
Sub-Advisory Agreement between Touchstone Advisors, Inc. and Fort Washington Investment Advisors, Inc. with respect to the Touchstone Ultra Short Income ETF is herein incorporated by reference to Exhibit (d)(5) of Pre-Effective Amendment No. 1 to the Registrant's Registration Statement on Form N-1A (File No. 333-264194), filed with the SEC on July 11, 2022.

(e)
Distribution Agreement between the Trust and Foreside Fund Services LLC is is herein incorporated by reference to Exhibit (e) of Pre-Effective Amendment No. 1 to the Registrant's Registration Statement on Form N-1A (File No. 333-264194), filed with the SEC on July 11, 2022.

(f)	Not applicable.

(g)
Custody Agreement between the Trust and The Bank of New York Mellon is herein incorporated by reference to Exhibit (g) of Pre-Effective Amendment No. 1 to the Registrant's Registration Statement on Form N-1A (File No. 333-264194), filed with the SEC on July 11, 2022.

(h)(1)	Fund Sub-Administration and Accounting Agreement between Touchstone Advisors, Inc. and The Bank of New York Mellon is filed herewith.

(h)(2)
Transfer Agency Agreement between the Registrant and The Bank of New York Mellon is herein incorporated by reference to Exhibit (h)(2) of Pre-Effective Amendment No. 1 to the Registrant's Registration Statement on Form N-1A (File No. 333-264194), filed with the SEC on July 11, 2022.

(h)(3)
Administration Agreement between the Registrant and Touchstone Advisors, Inc. is herein incorporated by reference to Exhibit (h)(3) of Pre-Effective Amendment No. 1 to the Registrant's Registration Statement on Form N-1A (File No. 333-264194), filed with the SEC on July 11, 2022.

(h)(4)
Expense Limitation Agreement is herein incorporated by reference to Exhibit (h)(4) of Pre-Effective Amendment No. 1 to the Registrant's Registration Statement on Form N-1A (File No. 333-264194), filed with the SEC on July 11, 2022.

(h)(5)(a)
Master Interfund Lending Agreement is herein incorporated by reference to Exhibit (h)(5)(a) of Pre-Effective Amendment No. 1 to the Registrant's Registration Statement on Form N-1A (File No. 333-264194), filed with the SEC on July 11, 2022.

(h)(5)(b)
Amendment to Master Interfund Lending Agreement is herein incorporated by reference to Exhibit (h)(5)(b) of Pre-Effective Amendment No. 1 to the Registrant's Registration Statement on Form N-1A (File No. 333-264194), filed with the SEC on July 11, 2022.

(h)(6)
Form-of Securities Lending Agreement is herein incorporated by reference to Exhibit (h)(6) of Pre-Effective Amendment No. 1 to the Registrant's Registration Statement on Form N-1A (File No. 333-264194), filed with the SEC on July 11, 2022.

(i)
Legal opinion is herein incorporated by reference to Exhibit (i) of Pre-Effective Amendment No. 1 to the Registrant's Registration Statement on Form N-1A (File No. 333-264194), filed with the SEC on July 11, 2022.

(j)
Consent of independent public accounting firm is herein incorporated by reference to Exhibit (j) of Pre-Effective Amendment No. 1 to the Registrant's Registration Statement on Form N-1A (File No. 333-264194), filed with the SEC on July 11, 2022.

(k)	Not applicable.

(l)	Not applicable.

(m)
Rule 12b-1 Plan is is herein incorporated by reference to Exhibit (m) of the Registrant’s initial Registration Statement on Form N-1A (File No. 333-264194 and 811-23789), filed with the SEC on April 8, 2022.

(n)	Not applicable.

(o)	Reserved.

(p)(1)	Code of Ethics for Touchstone Advisors, Inc. and Touchstone Funds dated July 20, 2022 is filed herewith.

(p)(2)
Code of Ethics for Fort Washington Investment Advisors, Inc. is herein incorporated by reference to Exhibit (p) (2) of the Registrant's initial Registration Statement on Form N-1A (File No. 333-264194 and 811-23789), filed with the SEC on April 8, 2022.

(q)
Power of Attorney is herein incorporated by reference to Exhibit (q) of the Registrant's initial Registration Statement on Form N-1A (File No. 333-264194 and 811-23789), filed with the SEC on April 8, 2022.

ITEM 29.  PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE TRUST.

Not applicable.

ITEM 30.  INDEMNIFICATION.

The Registrant is organized as a Delaware statutory trust and is operated pursuant to a Declaration of Trust dated February 1, 2022, that permits the Registrant to indemnify its trustees and officers under certain circumstances. Such indemnification, however, is subject to the limitations imposed by the Securities Act of 1933, as amended (“1933 Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”). The Registrant’s Declaration of Trust provides that officers and trustees of the Trust shall be indemnified by the Trust against liabilities and expenses of defense in proceedings against them by reason of the fact that they each serve as an officer or trustee of the Trust.

Under Article IX, Section 2 of the Trust's Declaration of Trust:

a.Subject to the exceptions and limitations contained in subsection (b) below;

i.every person who is, or has been, a Trustee or an officer, employee or agent of the Trust or is or was serving at the request of the Trust as a trustee, director, officer, employee or agent of another organization in which the Trust has any interest as a shareholder, creditor or otherwise (“Covered Person”) shall be indemnified by the Trust to the fullest extent permitted by law against liability and against all expenses reasonably incurred or paid by him or her in connection with: (A) any claim, action, suit or proceeding in which he or she becomes involved as a party or otherwise by virtue of his or her being or having been a Covered Person and against amounts paid or incurred by him or her in the settlement thereof; and (B) any liabilities and expenses, including, without limitation, the cost of credit monitoring, incurred by the indemnified representative as a result of the indemnified representative, while acting in an indemnified capacity, having provided personally identifiable information, including, without limitation, birthdates, social security numbers, driver’s license numbers or passport numbers, to a regulator or counterparty by or with whom the Trust, or its series, is regulated or engages in business to satisfy a legal or procedural requirement of such regulator or counterparty, including, without limitation, know-your-customer or anti-money laundering requirements, and the security of such personally identifiable information is compromised and used to the detriment of the indemnified representative.

ii.as used herein, the words “claim,” “action,” “suit” or “proceeding” shall apply to all claims, actions, suits or proceedings (civil, criminal, investigative or other, including appeals), actual or threatened, and the words “liability” and “expenses” shall include, without limitation, attorney’s fees, costs, judgments, amounts paid in settlement, fines, penalties and other liabilities whatsoever.

b.To the extent required under the 1940 Act, but only to such extent, no indemnification shall be provided hereunder to a Covered Person;
i.who shall have been finally adjudicated by a court or other body before which the proceeding was brought to be liable to the Trust or its Shareholders by reason of bad faith, willful misfeasance, gross negligence or reckless disregard of the duties expressly set forth herein; or

ii.in the event of a settlement or other disposition not involving a final adjudication as provided in paragraph (b)(i) above resulting in a payment by a Trustee or officer, unless there has been a determination that such Covered Person did not engage in bad faith, willful misfeasance, gross negligence or reckless disregard of the duties expressly set forth herein: (A) by the court or other body approving the settlement or other disposition; (B) by at least a majority of those Trustees who are neither Interested persons of the Trust nor parties to the matter based upon a review of readily available facts (as opposed to a full trial-type inquiry); or (C) by written opinion of independent legal counsel based upon a review of readily available facts (as opposed to a full trial-type inquiry).

c.The rights of indemnification herein provided may be insured against by policies maintained by the Trust, shall be severable, shall not be exclusive of or affect any other rights to which any Covered Person may now or hereafter be entitled and shall inure to the benefit of the heirs, executors and administrators of a Covered Person.

d.To the extent that any determination is required to be made as to whether a Covered Person engaged in conduct for which indemnification is not provided as described herein, or as to whether there is reason to believe that a Covered Person ultimately will be found entitled to indemnification, the person or persons making the determination shall afford the Covered Person a rebuttable presumption that the Covered Person has not engaged in such conduct and that there is reason to believe that the Covered Person ultimately will be found entitled to indemnification.

e.To the maximum extent permitted by applicable law, expenses in connection with the preparation and presentation of a defense to any claim, action, suit, proceeding or other matter of the character described in subsection (a) of this Section 2 shall be paid by the Trust and each Series from time to time prior to final disposition thereof upon receipt of an undertaking by or on behalf of such Covered Person that such amount will be paid over by him or her to the Trust or applicable Series if it is ultimately determined that he or she is not entitled to indemnification under this Section 2; provided, however, that any such advancement will be made in accordance with any conditions required by the Commission. The advancement of any expenses pursuant to this Section 2(e) shall under no circumstances be considered a “loan” under the Sarbanes-Oxley Act of 2002, as amended from time to time, or for any other reason.

f.Any repeal or modification of this Article IX or adoption or modification of any other provision of this Declaration of Trust inconsistent with this Article shall be prospective only to the extent that such repeal or modification would, if applied retrospectively, adversely affect any limitation on the liability of any Covered Person or indemnification or right to advancement of expenses available to any Covered Person with respect to any act or omission that occurred prior to such repeal, modification or adoption.

g.Nothing contained herein shall affect any rights to indemnification to which any Covered Person or other person may be entitled by contract or otherwise under law or prevent the Trust from entering into any contract to provide indemnification to any Covered Person or other person. Without limiting the foregoing, the Trust may, in connection with any transaction permitted by the Trust's Declaration of Trust, including the acquisition of assets subject to liabilities or a merger or consolidation pursuant hereto, assume the obligation to indemnify any person including a Covered Person or otherwise contract to provide such indemnification, and such indemnification shall not be subject to the terms of this Article IX unless otherwise required under applicable law.

ITEM 31.  BUSINESS AND OTHER CONNECTIONS OF INVESTMENT ADVISOR AND SUB-ADVISOR

A. TOUCHSTONE ADVISORS, INC. (the “Advisor”) is a registered investment advisor that provides investment advisory services to the Touchstone ETF Trust, Touchstone Strategic Trust, Touchstone Variable Series Trust and Touchstone Funds Group Trust (the "Touchstone Fund Complex"). The following list sets forth the business and other connections of the directors and executive officers of the Advisor.  Unless otherwise noted, the address of the corporations listed below is 303 Broadway, Cincinnati, Ohio 45202.

*The address is 400 Broadway, Cincinnati, Ohio 45202.

(1)Jill T. McGruder — Director, Touchstone Advisors, Inc.

(a)President and Chief Executive Officer — IFS Financial Services, Inc.

(b)President — Integrity Life Insurance Co.

(c)President — National Integrity Life Insurance Co.

(d)Trustee — Touchstone Fund Complex

(e)Senior Vice President — Western & Southern Financial Group, Inc.*

(f)Senior Vice President — W&S Brokerage Services, Inc.*

(g)Director — Touchstone Securities, Inc.

(h)Director — IFS Financial Services, Inc., Integrity Life Insurance Company, National Integrity Life Insurance Company, W&S Financial Group Distributors, Inc.*, W&S Brokerage Services, Inc.*

(2)Donald J. Wuebbling — Director - Touchstone Advisors, Inc.

(a)Director — Touchstone Securities, Inc., W&S Financial Group Distributors, Inc.*, Eagle Realty Investments, Inc.*, Integrity Life Insurance Company*, National Integrity Life Insurance Company*, Eagle Realty Group, LLC*, IFS Financial Services, Inc., Fort Washington Investment Advisors, Inc., W&S Brokerage Services, Inc.*, Columbus Life Insurance Company, Eagle Realty Capital Partners, LLC, Gerber Life Insurance Company, The Lafayette Life Insurance Company, Western & Southern Agency, Inc.

(3)Jay J. Johnson — Vice President, Corporate Finance and Treasurer - Touchstone Advisors, Inc.

(a)Vice President, Corporate Finance and Treasurer - Western & Southern Mutual Holding Company*, Western & Southern Financial Group, Inc.*, The Western & Southern Life Insurance Company*, Western-Southern Life Assurance Company.*, Fort Washington Investment Advisors, Inc., IFS Financial Services, Inc., W&S Financial Group Distributors, Inc.*, Touchstone Securities, Inc., Columbus Life Insurance Company*, Eagle Realty Group, LLC*, Eagle Realty Investments, Inc.*, Integrity Life Insurance Company, National Integrity Life Insurance Company, The Lafayette Life Insurance Company, Gerber Life Insurance Company, Western & Southern Agency, Inc., W&S Brokerage Services, Inc.

(4)Terrie A. Wiedenheft — Chief Financial Officer and Chief Operations Officer - Touchstone Advisors, Inc.

(a)Senior Vice President, Chief Financial Officer and Chief Operations Officer - IFS Financial Services, Inc.

(b)Senior Vice President and Chief Financial Officer - W&S Brokerage Services, Inc.*

(c)Chief Financial Officer - Touchstone Securities, Inc.

(d)Senior Vice President - Fort Washington Investment Advisors, Inc.

(e)Vice President, Commission Accounting and Finance - Integrity Life Insurance Company, National Integrity Life Insurance Company

(f)Treasurer and Controller - Touchstone Fund Complex

(5)James N. Clark — Director - Touchstone Advisors, Inc.

(a)Director — Western & Southern Mutual Holding Company*, Western & Southern Financial Group, Inc.*, Western & Southern Life Assurance Company*

(b)Director — Eagle Realty Group, LLC*, Eagle Realty Investments, Inc.*, Touchstone Securities, Inc., W&S Financial Group Distributors, Inc.*, IFS Financial Services

(6)Sarah S. Herron — Secretary — Touchstone Advisors, Inc.

(a)Secretary — Touchstone Securities, Inc.

(b)Corporate Secretary — W&S Brokerage Services, Inc.*

(c)Assistant General Counsel — Investments & Regulations — Western & Southern Financial Group, Inc.*

(7)Timothy S. Stearns — Chief Compliance Officer — Touchstone Advisors, Inc., Touchstone Fund Complex, Touchstone Securities, Inc.

(a) Vice President - W&S Brokerage Services, Inc.*

(8)Timothy D. Paulin — Senior Vice President, Investment Research and Product Management — Touchstone Advisors, Inc.

(a)Vice President — Touchstone Fund Complex

(9)Jonathan D. Niemeyer - Director, Touchstone Advisors, Inc.

(a)Board of Directors, Bethesda, Inc., Cincinnati Art Museum, Association of Life Insurance Counsel

(b)Sr. Vice President, Chief Administrative Officer & General Counsel, The Western and Southern Life Insurance Company, Western & Southern Financial Group, Inc., Western-Southern Life Assurance Company, Western & Southern Mutual Holding Company

(c)Director, Eagle Realty Capital Partners, LLC, Gerber Life Agency, LLC, IFS Financial Services, Inc., Integrity Life Insurance Company, National Integrity Life Insurance Company, Touchstone Securities, Inc., W&S Brokerage Services, Inc., W&S Financial Group Distributors, Inc., Western & Southern Agency, Inc.

(d)Director, Sr. Vice President, Gerber Life Insurance Company

(10) E. Blake Moore, Jr. - President & Chief Executive Officer, Touchstone Advisors, Inc.

(a)President & Chief Executive Officer of Touchstone Securities, Inc.

(b)Senior Vice President of Western-Southern Life Assurance Company, Western & Southern Financial Group, Inc., Western & Southern Mutual Holding Company, The Western & Southern Life Insurance Company

(c)President and Trustee - Touchstone Fund Complex

B. FORT WASHINGTON INVESTMENT ADVISORS, INC. (“Fort Washington”) is a registered investment adviser that provides sub-advisory services to the Funds. Fort Washington also serves as the sub-advisor to certain series of Touchstone Funds Group Trust, Touchstone Strategic Trust and Touchstone Variable Series Trust. Fort Washington also provides investment advice to institutional and individual clients.  The address of Fort Washington is 303 Broadway, Cincinnati, OH 45202.

The following list sets forth the business and other connections of the directors and executive officers of Fort Washington.

*The address is 400 Broadway, Cincinnati, Ohio 45202.

(1)    Maribeth S. Rahe, President & Chief Executive Officer

(a) Life Trustee, New York Landmarks Conservancy; Life Trustee, Rush-Presbyterian-St. Luke’s Medical Center; Board Member, Chair, Audit Committee, Member, Compensation Committee, Consolidated Communications Illinois Holdings, Inc.; Vice Chair, Executive/Finance Committee, Cincinnati Arts Association; Member, Advisory Board and Partner-In-Action Committee, Sisters of Notre Dame de Namur; Member Advisory Board, Williams College of Business, Xavier University; Fund Advisory Board, Finance/Budget Committee, Cintrifuse; Board Member, Member Audit Committee, Chair Capital Markets Committee, First Financial Bank; Board Member, Marketing Committee, Greater Cincinnati Foundation; Member, Former President, Women’s Capital Club; Member, Former Executive Committee, Cincinnati Women’s Executive Committee; Member, Former President, Executive Committee Commonwealth Club

(b) President & CEO of Tristate Ventures, LLC*

(c) President, Buckeye Venture Partners, LLC

(d) President, W&S Investment Holdings, LLC

(e) President & CEO of Fort Washington Capital Partners, LLC

(2)     Nicholas P. Sargen, Director

(3)     John F. Barrett, Director

(a) Chairman of Board & CEO, The Western and Southern Life Insurance Company, Western-Southern Life Assurance Company, Western & Southern Financial Group, Inc., Western & Southern Mutual Holding Company

(b) Director & Chairman, Columbus Life Insurance Company, Integrity Life Insurance Company, National Integrity Life Insurance Company, The Lafayette Life Insurance Company, Fort Washington Investment Advisors, Gerber Life Insurance Company

(c) Director, Eagle Realty Group, Eagle Realty Investments

(d) President & Trustee, Western & Southern Financial Fund

(e) Board Member, Cintas Corporation

(f) Board Member, Americans for the Arts; Member & Executive Committee, Cincinnati Center City Development Corporation (3CDC); REDI Cincinnati; Member, Cincinnati Business Committee; Co-Chairman, Greater Cincinnati Scholarship Association; Member, Cincinnati Equity Fund; Honorary Trustee, Sigma Alpha Epsilon Foundation; former Chairman, Medical Center Fund, UC; Advisory Board, Barrett Cancer Center; former Vice Chairman, UC Foundation Capital Campaign; Honorary Chairman, UC Presidential Bicentennial Commission; Member, Business Roundtable; Former Director, American Council of Life Insurers; former member, Financial Services Roundtable

(4)    Brendan M. White, Senior Vice President, Co-Chief Investment Officer and Director

(5)     James Vance, Senior Vice President, Co-Chief Investment Officer and Director

(6)     Michele Hawkins, Chief Compliance Officer & Managing Director

(a) Advisory Board Member, Xavier University Cintas Institute for Business Ethics & Social Responsibility, Schwab Compliance Solutions

(7)     Jay V. Johnson, Vice President and Treasurer

(8)     Martin W. Flesher, Managing Director of Business Development and Client Service

(9)     Jonathan D. Niemeyer, Director, Senior Vice President, Chief Administrative Officer and General Counsel

(a) Board of Directors, Bethesda, Inc., Cincinnati Art Museum, Association of Life Insurance Counsel

(b) Director, Sr. Vice President, Chief Administrative Officer & General Counsel, Columbus Life Insurance Company, Eagle Realty Group, LLC, Eagle Realty Investments, Inc., Touchstone Advisors, Inc., The Lafayette Life Insurance Company

(c) Sr. Vice President, Chief Administrative Officer & General Counsel, The Western and Southern Life Insurance Company, Western & Southern Financial Group, Inc., Western-Southern Life Assurance Company, Western & Southern Mutual Holding Company

    (d) Director, Sr. Vice President, Gerber Life Insurance Company

(10)     Donald J. Wuebbling, Director

(a) Director — Touchstone Advisors, Inc., Touchstone Securities, Inc., W&S Financial Group Distributors, Inc.*, Eagle Realty Investments, Inc.*, Integrity Life Insurance Company*, National Integrity Life Insurance Company*, Eagle Realty Group, LLC*, IFS Financial Services, Inc., W&S Brokerage Services, Inc.*, Columbus Life Insurance Company, Eagle Realty Capital Partners, LLC, Gerber Life Insurance Company, The Lafayette Life Insurance Company, Western & Southern Agency, Inc.

(11) David T. Henderson, Sr. Vice President, Chief Actuary, Risk and Data Officer

(12) Jeffrey L. Stainton, Secretary

(13) Gerald J. Ulland, Chief Financial Officer & Managing Director, Private Client Group

(14)     Bradley J. Hunkler, Senior Vice President

(15)     Stephen A. Baker, Managing Director & Deputy Head of Private Equity
(a)Board of Trustees, CH Mack, Inc.
(b)Vice President, Buckeye Venture Partners, LLC

(16)    Daniel J. Carter, Managing Director & Sr. Portfolio Manager
(17)    Michael R. Maeder, Managing Director & Deputy Head of Private Equity
(18)     Julia Ossipov-Grodsky, Managing Director, Private Equity
(19)     Scott D. Weston, Managing Director & Sr. Portfolio Manager
(a)Financial Advisory Board & Foundation Board Member, Mariemont School District

(20) James E. Wilhelm, Jr., Managing Director & Head of Public Equity
(a)Board Member, Xavier Student Investment Fund

ITEM 32. PRINCIPAL UNDERWRITERS:

(a)Foreside Fund Services, LLC (the "Distributor") serves as principal underwriter for certain series of the following investment companies registered under the Investment Company Act of 1940, as amended:
(1)     ABS Long/Short Strategies Fund
(2)     Absolute Shares Trust
(3)     Adaptive Core ETF, Series of Collaborative Investment Series Trust
(4)     AdvisorShares Trust
(5)     AFA Multi-Manager Credit Fund
(6)     AGF Investments Trust
(7)     AIM ETF Products Trust
(8)     Alexis Practical Tactical ETF, Series of Listed Funds Trust
(9)     Alpha Intelligent – Large Cap Growth ETF, Series of Listed Funds Trust
(10)     Alpha Intelligent – Large Cap Value ETF, Series of Listed Funds Trust
(11)     AlphaCentric Prime Meridian Income Fund
(12)     American Century ETF Trust
(13)     American Customer Satisfaction ETF, Series of ETF Series Solutions
(14)     Amplify ETF Trust
(15)     Applied Finance Core Fund, Series of World Funds Trust
(16)     Applied Finance Explorer Fund, Series of World Funds Trust
(17)     Applied Finance Select Fund, Series of World Funds Trust
(18)     ARK ETF Trust
(19)     ASYMmetric ETFs Trust
(20)     Bluestone Community Development Fund
(21)     BondBloxx ETF Trust
(22)     Braddock Multi-Strategy Income Fund, Series of Investment Managers Series Trust
(23)     Bridgeway Funds, Inc.
(24)     Brinker Capital Destinations Trust
(25)     Brookfield Real Assets Income Fund Inc.
(26)     Build Funds Trust
(27)     Calamos Convertible and High Income Fund
(28)     Calamos Convertible Opportunities and Income Fund
(29)     Calamos Dynamic Convertible and Income Fund
(30)     Calamos Global Dynamic Income Fund
(31)     Calamos Global Total Return Fund
(32)     Calamos Strategic Total Return Fund
(33)     Carlyle Tactical Private Credit Fund
(34)     Cboe Vest Bitcoin Managed Volatility Fund, Series of World Funds Trust
(35) Cboe Vest S&P 500® Dividend Aristocrats Target Income Fund, Series of World Funds Trust
(36) Cboe Vest US Large Cap 10% Buffer Strategies Fund, Series of World Funds Trust
(37) Cboe Vest US Large Cap 10% Buffer VI Fund, Series of World Funds Trust
(38) Cboe Vest US Large Cap 20% Buffer Strategies Fund, Series of World Funds Trust
(39) Cboe Vest US Large Cap 20% Buffer VI Fund, Series of World Funds Trust
(40)     Center Coast Brookfield MLP & Energy Infrastructure Fund
(41)     Changebridge Capital Long/Short ETF, Series of Listed Funds Trust
(42)     Changebridge Capital Sustainable Equity ETF, Series of Listed Funds Trust
(43)     Clifford Capital Focused Small Cap Value Fund, Series of World Funds Trust
(44)     Clifford Capital Partners Fund, Series of World Funds Trust
(45)     Cliffwater Corporate Lending Fund
(46)     Cliffwater Enhanced Lending Fund
(47)     Cohen & Steers Infrastructure Fund, Inc.
(48)     Convergence Long/Short Equity ETF, Series of Trust for Professional Managers
(49)     CornerCap Group of Funds
(50)     CrossingBridge Pre-Merger SPAC ETF, Series of Trust for Professional Managers
(51)     Curasset Capital Management Core Bond Fund, Series of World Funds Trust
(52)     Curasset Capital Management Limited Term Income Fund, Series of World Funds Trust
(53)     Davis Fundamental ETF Trust
(54)     Defiance Digital Revolution ETF, Series of ETF Series Solutions
(55)     Defiance Hotel, Airline, and Cruise ETF, Series of ETF Series Solutions
(56)     Defiance Nasdaq Junior Biotechnology ETF, Series of ETF Series Solutions
(57)     Defiance Next Gen Altered Experience ETF, Series of ETF Series Solutions

(58)     Defiance Next Gen Big Data ETF, Series of ETF Series Solutions
(59)     Defiance Next Gen Connectivity ETF, Series of ETF Series Solutions
(60)     Defiance Next Gen H2 ETF, Series of ETF Series Solutions
(61)     Defiance Next Gen SPAC Derived ETF, Series of ETF Series Solutions
(62)     Defiance Quantum ETF, Series of ETF Series Solutions
(63)     Direxion Shares ETF Trust
(64)     Dividend Performers ETF, Series of Listed Funds Trust
(65)     DoubleLine Opportunistic Credit Fund
(66)     DoubleLine Yield Opportunities Fund
(67)     Eaton Vance NextShares Trust
(68)     Eaton Vance NextShares Trust II
(69)     EIP Investment Trust
(70)     Ellington Income Opportunities Fund
(71)     Esoterica Thematic ETF Trust
(72)     ETF Opportunities Trust
(73)     Evanston Alternative Opportunities Fund
(74)     Exchange Listed Funds Trust
(75)     Fiera Capital Series Trust
(76)     FlexShares Trust
(77)     FOMO ETF, Series of Collaborative Investment Series Trust
(78)     Forum Funds
(79)     Forum Funds II
(80)     Friess Brandywine Blue Fund, Series of Managed Portfolio Series
(81)     Friess Brandywine Fund, Series of Managed Portfolio Series
(82)     Friess Small Cap Growth Fund, Series of Managed Portfolio Series
(83)     Goose Hollow Tactical Allocation ETF, Series of Collaborative Investment Series Trust
(84)     Grayscale Future of Finance ETF, Series of ETF Series Solutions
(85)     Grizzle Growth ETF, Series of Listed Funds Trust
(86)     Guinness Atkinson Funds
(87)     Harbor ETF Trust
(88)     Horizon Kinetics Inflation Beneficiaries ETF, Series of Listed Funds Trust
(89)     Infusive US Trust
(90)     Innovator ETFs Trust
(91)     Ironwood Institutional Multi-Strategy Fund LLC
(92)     Ironwood Multi-Strategy Fund LLC
(93)     John Hancock Exchange-Traded Fund Trust
(94)     Kelly Strategic ETF Trust
(95)     LifeGoal Conservative Wealth Builder ETF, Series of Northern Lights Fund Trust II
(96)     LifeGoal Home Down Payment ETF, Series of Northern Lights Fund Trust II
(97)     LifeGoal Wealth Builder ETF, Series of Northern Lights Fund Trust II
(98)     Mairs & Power Funds Trust
(99)     Mairs & Power Minnesota Municipal Bond ETF, Series of Trust for Professional Managers
(100)Manor Investment Funds
(101)Milliman Variable Insurance Trust
(102)Mindful Conservative ETF, Series of Collaborative Investment Series Trust
(103)Moerus Worldwide Value Fund, Series of Northern Lights Fund Trust IV
(104)Mohr Growth ETF, Series of Collaborative Investment Series Trust
(105)Morgan Creek - Exos Active SPAC Arbitrage ETF, Series of Listed Funds Trust
(106)Morgan Creek - Exos SPAC Originated ETF, Series of Listed Funds Trust
(107)Morningstar Funds Trust
(108)OSI ETF Trust
(109)OTG Latin American Fund, Series of World Funds Trust
(110)Overlay Shares Core Bond ETF, Series of Listed Funds Trust
(111)Overlay Shares Foreign Equity ETF, Series of Listed Funds Trust
(112)Overlay Shares Hedged Large Cap Equity ETF, Series of Listed Funds Trust
(113)Overlay Shares Large Cap Equity ETF, Series of Listed Funds Trust
(114)Overlay Shares Municipal Bond ETF, Series of Listed Funds Trust
(115)Overlay Shares Short Term Bond ETF, Series of Listed Funds Trust
(116)Overlay Shares Small Cap Equity ETF, Series of Listed Funds Trust
(117)Palmer Square Opportunistic Income Fund
(118)Partners Group Private Income Opportunities, LLC
(119)PENN Capital Funds Trust
(120)Performance Trust Mutual Funds, Series of Trust for Professional Managers

(121)Perkins Discovery Fund, Series of World Funds Trust
(122)Philotimo Focused Growth and Income Fund, Series of World Funds Trust
(123)Plan Investment Fund, Inc.
(124)PMC Funds, Series of Trust for Professional Managers
(125)Point Bridge GOP Stock Tracker ETF, Series of ETF Series Solutions
(126)Preferred-Plus ETF, Series of Listed Funds Trust
(127)Putnam ETF Trust
(128)Quaker Investment Trust
(129)Rareview Dynamic Fixed Income ETF, Series of Collaborative Investment Series Trust
(130)Rareview Inflation/Deflation ETF, Series of Collaborative Investment Series Trust
(131)Rareview Systematic Equity ETF, Series of Collaborative Investment Series Trust
(132)Rareview Tax Advantaged Income ETF, Series of Collaborative Investment Series Trust
(133)REMS Real Estate Value-Opportunity Fund, Series of World Funds Trust
(134)Renaissance Capital Greenwich Funds
(135)Revere Sector Opportunity ETF, Series of Collaborative Investment Series Trust
(136)Reverse Cap Weighted U.S. Large Cap ETF, Series of ETF Series Solutions
(137)Reynolds Funds, Inc.
(138)RiverNorth Volition America Patriot ETF, Series of Listed Funds Trust
(139)RMB Investors Trust
(140)Robinson Opportunistic Income Fund, Series of Investment Managers Series Trust
(141)Robinson Tax Advantaged Income Fund, Series of Investment Managers Series Trust
(142)Roundhill Ball Metaverse ETF, Series of Listed Funds Trust
(143)Roundhill BITKRAFT Esports & Digital Entertainment ETF, Series of Listed Funds Trust
(144)Roundhill IO Digital Infrastructure ETF, Series of Listed Funds Trust
(145)Roundhill MEME ETF, Series of Listed Funds Trust
(146)Roundhill MVP ETF, Series of Listed Funds Trust
(147)Roundhill Sports Betting & iGaming ETF, Series of Listed Funds Trust
(148)Roundhill Streaming Services & Technology ETF, Series of Listed Funds Trust
(149)Rule One Fund, Series of World Funds Trust
(150)Salient MF Trust
(151)Securian AM Balanced Stabilization Fund, Series of Investment Managers Series Trust
(152)Securian AM Equity Stabilization Fund, Series of Investment Managers Series Trust
(153)Securian AM Real Asset Income Fund, Series of Investment Managers Series Trust
(154)SHP ETF Trust
(155)Six Circles Trust
(156)Sound Shore Fund, Inc.
(157)Spear Alpha ETF, Series of Listed Funds Trust
(158)Strategy Shares
(159)Swan Hedged Equity US Large Cap ETF, Series of Listed Funds Trust
(160)Syntax ETF Trust
(161)The B.A.D. ETF, Series of Listed Funds Trust
(162)The Chartwell Funds
(163)The Community Development Fund
(164)The De-SPAC ETF, Series of Collaborative Investment Series Trust
(165)The Finite Solar Finance Fund
(166)The NextGen Trend and Defend ETF, Series of Collaborative Investment Series Trust
(167)The Private Shares Fund (f/k/a SharesPost 100 Fund)
(168)The Short De-SPAC ETF, Series of Collaborative Investment Series Trust
(169)The SPAC and New Issue ETF, Series of Collaborative Investment Series Trust
(170)Third Avenue Trust
(171)Third Avenue Variable Series Trust
(172)Tidal ETF Trust
(173)TIFF Investment Program
(174)Timothy Plan High Dividend Stock Enhanced ETF, Series of The Timothy Plan
(175)Timothy Plan High Dividend Stock ETF, Series of The Timothy Plan
(176)Timothy Plan International ETF, Series of The Timothy Plan
(177)Timothy Plan US Large/Mid Cap Core ETF, Series of The Timothy Plan
(178)Timothy Plan US Large/Mid Core Enhanced ETF, Series of The Timothy Plan
(179)Timothy Plan US Small Cap Core ETF, Series of The Timothy Plan
(180)Total Fund Solution
(181)Transamerica ETF Trust
(182)TrueShares ESG Active Opportunities ETF, Series of Listed Funds Trust
(183)TrueShares Low Volatility Equity Income ETF, Series of Listed Funds Trust

(184)TrueShares Structured Outcome (April) ETF, Series of Listed Funds Trust
(185)TrueShares Structured Outcome (August) ETF, Series of Listed Funds Trust
(186)TrueShares Structured Outcome (December) ETF, Series of Listed Funds Trust
(187)TrueShares Structured Outcome (February) ETF, Series of Listed Funds Trust
(188)TrueShares Structured Outcome (January) ETF, Series of Listed Funds Trust
(189)TrueShares Structured Outcome (July) ETF, Series of Listed Funds Trust
(190)TrueShares Structured Outcome (June) ETF, Series of Listed Funds Trust
(191)TrueShares Structured Outcome (March) ETF, Series of Listed Funds Trust
(192)TrueShares Structured Outcome (May) ETF, Listed Funds Trust
(193)TrueShares Structured Outcome (November) ETF, Series of Listed Funds Trust
(194)TrueShares Structured Outcome (October) ETF, Series of Listed Funds Trust
(195)TrueShares Structured Outcome (September) ETF, Series of Listed Funds Trust
(196)TrueShares Technology, AI & Deep Learning ETF, Series of Listed Funds Trust
(197)Tuttle Capital Short Innovation ETF, Series of Collaborative Investment Series Trust
(198)U.S. Global Investors Funds
(199)Union Street Partners Value Fund, Series of World Funds Trust
(200)Variant Alternative Income Fund
(201)Variant Impact Fund
(202)VictoryShares Developed Enhanced Volatility Wtd ETF, Series of Victory Portfolios II
(203)VictoryShares Dividend Accelerator ETF, Series of Victory Portfolios II
(204)VictoryShares Emerging Market High Div Volatility Wtd ETF, Series of Victory Portfolios II
(205)VictoryShares International High Div Volatility Wtd ETF, Series of Victory Portfolios II
(206)VictoryShares International Volatility Wtd ETF, Series of Victory Portfolios II
(207)VictoryShares NASDAQ Next 50 ETF, Series of Victory Portfolios II
(208)VictoryShares Protect America ETF, Series of Victory Portfolios II
(209)VictoryShares Top Veteran Employers ETF, Series of Victory Portfolios II
(210)VictoryShares US 500 Enhanced Volatility Wtd ETF, Series of Victory Portfolios II
(211)VictoryShares US 500 Volatility Wtd ETF, Series of Victory Portfolios II
(212)VictoryShares US Discovery Enhanced Volatility Wtd ETF, Series of Victory Portfolios II
(213)VictoryShares US EQ Income Enhanced Volatility Wtd ETF, Series of Victory Portfolios II
(214)VictoryShares US Large Cap High Div Volatility Wtd ETF, Series of Victory Portfolios II
(215)VictoryShares US Multi-Factor Minimum Volatility ETF, Series of Victory Portfolios II
(216)VictoryShares US Small Cap High Div Volatility Wtd ETF, Series of Victory Portfolios II
(217)VictoryShares US Small Cap Volatility Wtd ETF, Series of Victory Portfolios II
(218)VictoryShares USAA Core Intermediate-Term Bond ETF, Series of Victory Portfolios II
(219)VictoryShares USAA Core Short-Term Bond ETF, Series of Victory Portfolios II
(220)VictoryShares USAA MSCI Emerging Markets Value Momentum ETF, Series of Victory Portfolios II
(221)VictoryShares USAA MSCI International Value Momentum ETF, Series of Victory Portfolios II
(222)VictoryShares USAA MSCI USA Small Cap Value Momentum ETF, Series of Victory Portfolios II
(223)VictoryShares USAA MSCI USA Value Momentum ETF, Series of Victory Portfolios II
(224)Walthausen Funds
(225)West Loop Realty Fund, Series of Investment Managers Series Trust
(226)WisdomTree Trust
(227)WST Investment Trust
(228)XAI Octagon Floating Rate & Alternative Income Term Trust

(b)The following are the Officers and Manager of the Distributor, the Registrant’s underwriter. The Distributor’s main business address is Three Canal Plaza, Suite 100, Portland, Maine 04101.

Name	Address	Position with Underwriter	Position with Registrant
Richard J. Berthy	Three Canal Plaza, Suite 100, Portland, ME 0410	President, Treasurer and Manager	None
Mark A. Fairbanks	Three Canal Plaza, Suite 100, Portland, ME 0410	Vice President	None
Teresa Cowan	111 E. Kilbourn Ave, Suite 2200, Milwaukee, WI 53202	Vice President	None

Nanette K. Chern	Three Canal Plaza, Suite 100, Portland, ME 0410	Vice President and Chief Compliance Officer	None
Kelly B. Whetstone	Three Canal Plaza, Suite 100, Portland, ME 0410	Secretary	None

(c)Not applicable.

ITEM 33.  LOCATION OF ACCOUNTS AND RECORDS

Books or other documents required to be maintained by Section 31(a) of the Investment Company Act of 1940, as amended, and the rules promulgated thereunder, are maintained as follows:

(a)With respect to Rules 31a-1(a); 31a-1(b)(1); (2)(a) and (b); (3); (6); (8); (12) and 31a-1(d), the required books and records will be maintained at the offices of Registrant’s Custodian:

The Bank of New York Mellon
201 Washington Street, 34th Floor
Boston, MA 02108

The Bank of New York Mellon
100 Colonial Center Parkway
Lake Mary, FL 32746

(b)With respect to Rules 31a-1(a); 31a-1(b)(1), (4); (2)(C) and (D); (4); (5); (6); (8); (9); (10); (11); and 31a-1(f), the required books and records are maintained at the offices of the Registrant’s Administrator and Sub-Administrator.

Touchstone Advisors, Inc.
303 Broadway, Suite 1100
Cincinnati, OH 45202

The Bank of New York Mellon
4400 Computer Drive
Westborough, MA 01581

The Bank of New York Mellon
201 Washington Street, 34th Floor
Boston, MA 02108

(c)With respect to Rules 31a-1(b)(5), (6), (9) and (10) and 31a-1(f), the required books and records are maintained at the principal offices of the Registrant’s Advisor and Sub-Advisors:

All Funds:
Touchstone Advisors, Inc.
303 Broadway, Suite 1100
Cincinnati, OH 45202

Fort Washington Investment Advisors, Inc.
303 Broadway, Suite 1200
Cincinnati, OH 45202

ITEM 34.  MANAGEMENT SERVICES

Not applicable.

ITEM 35. UNDERTAKINGS

Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, the Registrant has duly caused this Post-Effective Amendment No. 1 to the Registration Statement on Form N-1A to be signed on its behalf by the undersigned, duly authorized, in the City of Cincinnati and State of Ohio, on the 27th day of July, 2022.

 TOUCHSTONE ETF TRUST

/s/ E. Blake Moore, Jr.
E. Blake Moore, Jr., President

Pursuant to the requirements of the Securities Act of 1933, as amended, this Post-Effective Amendment No. 1 to the Registration Statement on Form N-1A has been signed below by the following persons in the capacity on the date indicated.

	*	Trustee	July 27, 2022
Karen Carnahan

	*	Trustee	July 27, 2022
William C. Gale

	*	Trustee	July 27, 2022
Susan J. Hickenlooper

	*	Trustee	July 27, 2022
Susan M. King

	*	Trustee	July 27, 2022
Kevin A. Robie

	*	Trustee	July 27, 2022
William H. Zimmer III

	*	Trustee	July 27, 2022
Jill T. McGruder

	/s/E. Blake Moore, Jr.	President and Trustee	July 27, 2022
E. Blake Moore, Jr.

	/s/Terrie A. Wiedenheft	Controller, Treasurer and Principal Financial Officer	July 27, 2022
Terrie A. Wiedenheft

*By:	/s/Terrie A. Wiedenheft		July 27, 2022
Terrie A. Wiedenheft
(Attorney-in-Fact Pursuant to Power of Attorney)

EXHIBIT INDEX

(h)(1)	Fund Sub-Administration and Accounting Agreement between Touchstone Advisors, Inc. and The Bank of New York Mellon

(p)(1)	Code of Ethics for Touchstone Advisors, Inc. and Touchstone Funds dated July 20, 2022